FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: July 19, 2007

Exhibit 99.9

Adjustment to Conversion Rate of China Medical’s Convertible Notes

Beijing, China, July 18, 2007 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy systems, today announced that the conversion rate for its US$150 million outstanding 3.5% Convertible Senior Subordinated Notes due November 2011 (the “Convertible Notes”) will be adjusted from 31.0318 American Depositary Shares (“ADSs”) to 31.3953 ADSs for each US$1,000 original principal amount of Convertible Notes with reference to the closing market price of the Company’s ADSs on July 17, 2007. The resulting conversion price for the Convertible Notes will be reduced from US$32.225 to US$31.852. The adjustment will be effective immediately prior to the opening of business on July 18, 2007, Eastern Standard Time. The adjustment is required, in accordance with the terms of the indenture governing the Convertible Notes, as a result of the Company’s declaration of cash dividend of US$0.04 per share, equivalent to US$0.40 per ADS. Assuming full conversion of the Convertible Notes, additional 545,250 ordinary shares, equivalent to 54,525 ADSs will be issued by the Company as a result of the adjustment to conversion rate.

About China Medical Technologies

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit http://www.chinameditech.com.

Contact

Winnie Fan

China Medical Technologies, Inc.

Tel: 86-10-6530-8833

Email: IR@chinameditech.com